UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-256729

The Marcus Corp 401k Retirement Savings Plan

(Exact name of registrant as specified in its charter)

111 East Kilbourn Avenue, Suite 1200

Milwaukee, Wisconsin 53202

(414) 905-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in The Marcus Corp 401k Retirement Savings Plan
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

The Marcus Corp 401k Retirement Savings Plan (the “Plan”) of The Marcus Corporation (the “Company”) has terminated the option to invest in a fund consisting primarily of shares of common stock, $1.00 par value per share, of the Company (the “Common Stock”), and all Plan balances invested in the fund consisting primarily of shares of Common Stock or related plan interests held under the Plan were liquidated. The Company filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister all shares of Common Stock and related plan interests that remained unsold under the Plan. Accordingly, the Plan is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Marcus Corp 401k Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 26, 2026	The Marcus Corp 401k Retirement Savings Plan

	By:	The Retirement and Benefit Plan Administration Committee, the administrator of The Marcus Corp 401k Retirement Savings Plan

	By:	/s/ Steve Martin
	Name:	Steve Martin
	Title:	Chair